Filed Pursuant to Rule 253(g)(2)

File No. 024-11831

SUPPLEMENT DATED OCTOBER 6, 2022

TO OFFERING CIRCULAR DATED MAY 11, 2022

TO THE STARS INC.

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular dated May 11, 2022 (the “Offering Circular”) of To The Stars Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available HERE.

More recent financial information about the Company is available in its 2022 Semiannual Report filed on Form 1-SA, available HERE, and is hereby incorporated by reference.

The purpose of this supplement is to:

●	Announce the Company’s intention to terminate the offering described in the Offering Circular on November 3, 2022, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Class A Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after November 3, 2022 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.